UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                              HeadHunter.NET, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    422077107
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                                 (CUSIP Number)

                              Barry J. Wagner, Esq.
                                 General Counsel
                               Omnicom Group Inc.
                          437 Madison Avenue, 9th Floor
                            New York, New York 10022
                                 (212) 415-3600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 19, 2001
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             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . |_|


                                 (Page 1 of 3)

      This amendment amends and supplements the information set forth in the Statement on Schedule 13D filed on July 31, 2000 (as previously amended, the "Schedule 13D"), by Omnicom Group Inc. ("Omnicom") relating to common stock of HeadHunter.NET, Inc. ("Headhunter") received in a business combination transaction. In addition to the Item specified below, each other item of the
Schedule 13D to which the information set forth below is relevant is amended thereby.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      On July 31, 2000, Omnicom waived its right to designate two of the three persons to the Headhunter Board of Directors that it was entitled to designate under the shareholders agreement filed as Exhibit 2. On April 19, 2001, Omnicom waived its right to designate the other person for such election.


                                 (Page 2 of 3)

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct, and agrees that this Statement may be filed on behalf of the undersigned by Omnicom Group Inc.

                                       OMNICOM GROUP INC.

                                       By:  /s/ RANDALL J. WEISENBURGER
                                            ----------------------------------
                                                Executive Vice President

April 20, 2001